
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934


For the month of___November, 2004

Commission File Number_____0-26104


TESMA INTERNATIONAL INC.
(Translation of registrant's name into English)

1000 Tesma Way, Concord, Ontario, Canada L4K 5R8
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F......... Form 40-F....**X**.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____


Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC.
(Registrant)

Date:___November 2, 2004

By: */s/ Stefan T. Proniuk*_____
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

EXHIBITS

Exhibit 99   Press release of the Registrant dated November 1, 2004 with respect to the Registrant's 2004 Third Quarter Results, including its unaudited interim consolidated financial statements and management's discussion and analysis of results of operations and financial position for the third quarter and nine-month period ended September 30, 2004.

Exhibit 99

PRESS RELEASE

TESMA ANNOUNCES 2004 THIRD QUARTER RESULTS

November 1, 2004, Concord, Ontario, Canada...**Tesma International Inc.** (TSX:TSM.A; NASDAQ:TSMA), a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, today reported financial results for the third quarter and nine-month period ended September 30, 2004.

| | Three months ended September 30 | | Nine months ended September 30 | |
| | (U.S. dollars in millions except per share and share figures) | | | |
	2004	2003	**2004**	2003
Sales	**$ 323.5**	$ 254.3	**$1,025.3**	$ 800.5
Income before income taxes	**$ 20.3**	$ 21.5	**$ 93.1**	$ 77.1
Net income	**$ 12.3**	$ 15.9	**$ 63.2**	$ 53.5
Operating cash flow	**$ 34.3**	$ 30.4	**$ 126.1**	$ 99.1
Diluted earnings per share	**$ 0.38**	$ 0.49	**$ 1.93**	$ 1.64
Weighted average number of shares outstanding on a diluted basis (in millions)	**32.7**	32.6	**32.7**	32.5

Third Quarter Operating Highlights

Our consolidated sales in the quarter increased 27% to $323.5 million from $254.3 million in the same quarter last year. Of this increase, approximately $17 million, or one quarter of the overall growth, is the result of higher translated sales on the strengthening of the Canadian dollar and euro relative to the U.S. dollar, $33 million is attributable to the acquisition of Davis Industries, Inc. ("Davis") and the balance of $19 million represents organic growth. All of these factors contributed to the 30% increase in our North American content per vehicle in the quarter to $56 from $43 in the same period last year. Our European content increased 6% to €19 in the quarter largely due to increased volumes and additional launches of Tesma Fuel Technologies programs.

Profitability levels during the third quarter were severely impacted by the escalation in steel prices. These cost increases drove up our cost of sales in the quarter by over $7 million as we were unable, in any meaningful way, to pass these additional costs through to our customers. In addition, given the tight supply of steel in North America and the impact of prolonged higher prices on smaller suppliers and resellers, we are now paying significant surcharges on steel purchases even though we have existing long term supply agreements. We estimate the impact on our gross margin of these additional steel costs to be 2.5% in the quarter (1.3% reduction year-to-date). As a result, our income before income taxes in the quarter decreased by 6% to $20.3 million from $21.5 million in the same period a year ago. In addition, losses incurred in the quarter in certain jurisdictions that were not tax-benefited (compared with recoveries recognized in the prior year on future tax deductible amounts) resulted in our effective tax rate increasing to 39.3%, (from 25.9% in the prior year). The combination of lower pretax levels and the significantly higher tax rate caused our net income and diluted earnings per share to decrease by 22% to $12.3 million and $0.38, respectively, from $15.9 million and $0.49, respectively, in the same periods a year ago.

We generated operating cash flow of $34.3 million in the quarter, up 13% over the same period in the prior year in spite of our lower net income.

A more detailed discussion of our consolidated results for the third quarter and nine-month period ended September 30, 2004 is contained in the attached Management's Discussion and Analysis which follows the unaudited interim consolidated financial statements and notes thereto.

"As announced last week, we received a privatization proposal from Magna that, if approved by our shareholders, may impact the way, Tesma is structured and capitalized. However, from an operations perspective, it is business as usual." stated Klaus Blickle, Tesma's President. "Our immediate focus is on the significant items challenging our business, namely steel pricing and the operating issues at one of the acquired Davis facilities. As the numbers indicate, escalating steel prices have created a large burden for us to absorb. We have approached our customers on this issue, but have yet to see any meaningful relief. We intend to continue to pursue the steel cost issue as part of the ongoing pricing concession discussions with our customers. We are also attacking the operating issues at the Davis facility in Tennessee. Our management team is focusing on the action plans necessary to correct the quality and launch issues at this plant on a priority basis."

Dividends

Today, our Board of Directors declared a dividend in respect of the quarter ended September 30, 2004 of Cdn $0.18 per share on our Class A Subordinate Voting and Class B Shares, payable on or after December 15, 2004 to shareholders of record on November 30, 2004.

Privatization Proposal

As publicly announced on October 25, 2004, we received a proposal from Magna International Inc. to privatize Tesma by way of a court-approved plan of arrangement under Ontario law. Our Board of Directors has established a special committee of independent directors to review and consider the proposal and make recommendations to the Board regarding the proposal. In fulfilling its responsibility, the special committee will retain its own independent legal and financial advisors. The financial advisor will be retained to prepare a valuation of our Class A Subordinate Voting Shares and provide an opinion as to the fairness of the proposal to our minority shareholders. Additional information will be provided as the deliberations by the special committee and our Board are completed.

Outlook

For the full year ending December 31, 2004, we have reduced our estimate of production volumes in North America to approximately 15.9 million units, about equal with production in 2003. In Europe, we expect production of approximately 16.2 million units, 1% lower than the full year volumes in 2003. Based on these forecasts, the inclusion of the Davis operations, our anticipated tooling and other automotive sales, our projected content per vehicle levels and the impact of foreign exchange at the current rates in effect, we continue to expect overall sales growth of approximately 25% for the year ending December 31, 2004.

Tesma employs over 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

We will hold a conference call to discuss our third quarter and year-to-date fiscal 2004 results on November 2, 2004 at 1:30 p.m. EST. The numbers for this call are 416-640-4127 (local/overseas) or 1-800-814-4853 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's Vice Chairman and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on November 16, 2004. The numbers for the replay are 416-640-1917, reference number 21092846 (local/overseas) or 1-877-289-8525, reference number 21092846 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30-day period.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include the items listed in the attached Management's Discussion and Analysis which follows the unaudited interim consolidated financial statements and the notes thereto. In addition, for a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions, uncertainties and other factors set forth in our Annual Information Form, Form 40-F and other public filings. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to investorrelations@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(unaudited)

As at	NOTE	September 30 2004	December 31 2003
ASSETS			
Current:			
Cash and cash equivalents		**$ 168,581**	$ 163,255
Accounts receivable	7	**217,080**	193,160
Inventories		**122,213**	100,216
Prepaid expenses and other		**16,830**	10,152
Future tax assets		**1,938**	979
Income taxes recoverable		**-**	2,372
		526,642	470,134
Capital assets	2, 3	**365,135**	303,749
Goodwill	2, 3	**54,235**	15,096
Other assets	2	**7,779**	3,527
Future tax assets	2, 5	**8,116**	1,834
Escrow deposit	2	**-**	44,635
		$ 961,907	$ 838,975
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current:			
Bank indebtedness	2	**$ 30,678**	$ 40,756
Accounts payable	7	**117,505**	80,398
Other accrued liabilities	7	**46,973**	34,126
Accrued salaries and wages	4	**30,474**	27,065
Income taxes payable		**2,197**	-
Future taxes payable		**19,226**	16,796
Long-term debt due within one year	2, 3	**4,849**	3,919
		251,902	203,060
Long-term debt	2, 3	**67,502**	62,879
Future tax liabilities		**21,274**	18,102
Other long term liabilities	2, 4	**14,354**	5,680
SHAREHOLDERS' EQUITY			
Class A Subordinate Voting Shares, authorized: unlimited (issued: 18,251,329; December 31, 2003 – 18,140,429)	4	**199,271**	198,250
Class B Shares, authorized: unlimited (issued: 14,223,900; December 31, 2003 – 14,223,900)	4	**1,894**	1,894
Contributed surplus	1, 4	**1,243**	572
Retained earnings	1	**336,179**	285,736
Currency translation adjustment		**68,288**	62,802
		606,875	549,254
		$ 961,907	$ 838,975

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(U.S. dollars in thousands, except share and per share figures)
(unaudited)

	NOTE	THREE MONTHS ENDED SEPTEMBER 30 2004	2003	NINE MONTHS ENDED SEPTEMBER 30 2004	2003
			(restated-see Note 1)		(restated-see Note 1)
Sales	7	$ 323,526	$ 254,317	$1,025,323	$ 800,536
Cost of goods sold	7	264,489	201,074	810,764	628,913
Selling, general and administrative expenses	3,7,8	19,597	16,536	64,563	49,102
Depreciation and amortization		15,512	12,565	45,047	36,630
Affiliation and social fees	7	3,223	2,818	10,635	9,026
Interest, net	7	358	(140)	1,203	(216)
Income before income taxes		20,347	21,464	93,111	77,081
Income taxes	5	8,004	5,555	29,891	23,627
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares		12,343	15,909	63,220	53,454
Retained earnings, beginning of period		328,385	256,909	285,736	225,678
Dividends on Class A Subordinate Voting Shares and Class B Shares		(4,549)	(3,791)	(12,777)	(10,026)
Cumulative adjustment for change in accounting policy	1	-	-	-	(79)
Retained earnings, end of period		$ 336,179	$ 269,027	$ 336,179	$ 269,027
Earnings per Class A Subordinate Voting Share or Class B Share					
Basic		$ 0.38	$ 0.49	$ 1.95	$ 1.65
Diluted		$ 0.38	$ 0.49	$ 1.93	$ 1.64
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the period (in millions)					
Basic		32.5	32.3	32.4	32.3
Diluted		32.7	32.6	32.7	32.5

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)
(unaudited)

	NOTE	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
		2004	2003	**2004**	2003
			(restated – see Note 1)		(restated – see Note 1)
CASH PROVIDED FROM (USED FOR):					
OPERATING ACTIVITIES					
Net income		**$ 12,343**	$ 15,909	**$ 63,220**	$ 53,454
Items not involving current cash flows		**21,918**	14,529	**62,852**	45,639
		34,261	30,438	**126,072**	99,093
Net change in non-cash working capital		**(18,249)**	(6,801)	**(11,972)**	(31,015)
		16,012	23,637	**114,100**	68,078
INVESTING ACTIVITIES					
Capital asset additions		**(23,721)**	(10,680)	**(78,020)**	(43,856)
Decrease in other assets		**83**	47	**167**	148
Proceeds from disposal of capital and other assets	7	**209**	384	**630**	27,006
Proceeds on disposal of interest in jointly-controlled entity, net of cash disposed	3	**-**	-	**(953)**	-
Acquisition of subsidiaries, in excess of funds previously held in escrow	2	**-**	-	**(427)**	-
		(23,429)	(10,249)	**(78,603)**	(16,702)
FINANCING ACTIVITIES					
Decrease in bank indebtedness		**(21,601)**	(1,122)	**(18,886)**	(3,480)
Dividends paid on Class A Subordinate Voting Shares and Class B Shares		**(4,549)**	(3,791)	**(12,777)**	(13,326)
Repayments of long-term debt		**(1,789)**	(1,180)	**(10,575)**	(1,814)
Proceeds from loan repayments	3	**-**	-	**7,728**	-
Issuance of Class A Subordinate Voting Shares		**-**	190	**1,021**	353
Proceeds from issuance of long-term debt		**-**	3,291	**540**	6,768
		(27,939)	(2,612)	**(32,949)**	(11,499)
Effect of exchange rate changes on cash and cash equivalents		**7,057**	(162)	**2,778**	21,721
Net increase (decrease) in cash and cash equivalents during the period		**(28,299)**	10,614	**5,326**	61,598
Cash and cash equivalents, beginning of period		**196,880**	186,064	**163,255**	135,080
Cash and cash equivalents, end of period		**$ 168,581**	$ 196,678	**$ 168,581**	$ 196,678

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Changes

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2003 Annual Report, except for the adoption of new accounting pronouncements which include the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110) and Accounting Guideline AcG-13 "Hedging Relationships" (AcG-13).

CICA 3110 requires the Company to estimate and recognize the fair value (discounted to present value) of any liabilities for future asset retirements, where applicable, and to record the associated cost over the period of use. For the Company, this primarily represents the obligation, at the end of each lease term, to restore leased premises back to their condition at the inception of the lease. At lease inception, the present value of this obligation is determined and recognized as a long-term liability with a corresponding amount recognized as an additional capital asset. The amount recognized as a capital asset is amortized and the liability amount is accreted over the period from lease inception to the time the Company expects to vacate the premises, such that both depreciation and interest expense are recorded as charges against earnings. The Company adopted these rules effective January 1, 2004 and the resulting impact to the unaudited interim consolidated financial statements was not significant.

AcG-13 establishes certain conditions and documentation requirements that must exist at the inception of a hedge in order to apply hedge accounting. On January 1, 2004, the Company's treasury management system complied with the documentation requirements of AcG-13 and, as such, the Company continues to apply hedge accounting, when applicable, in its consolidated financial statements.

As described in Note 1(p) of the Company's 2003 Annual Report, the Company adopted the new rules under Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which require that all stock-based compensation transactions be accounted for at fair value. The Company adopted the rules on a retroactive basis for all stock-based awards granted on or after August 1, 2002, the date the Company was initially required to adopt CICA 3870. As a result, the comparative nine-month period ended September 30, 2003 has been restated and reflects a cumulative adjustment to decrease opening retained earnings and increase contributed surplus by $0.1 million, respectively and to record compensation expense of $0.4 million in the period ($0.4 million for the quarter ended September 30, 2003).

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003, as contained in the Company's 2003 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at September 30, 2004 and the results of operations and cash flows for the three and nine-month periods ended September 30, 2004 and 2003.

2. Business Acquisition

Acquisition of Davis Industries, Inc.

On January 2, 2004, the Company completed the acquisition of Davis Industries, Inc. (Davis). Davis, at the time of acquisition, employed over 700 employees at 3 manufacturing facilities located in Indiana (2 facilities) and Tennessee and a corporate office and research and development centre in Michigan. The main product focus for Davis is stamped powertrain components and assemblies, including driveplate assemblies, transmission shells, oil pan assemblies and engine valve covers, but also includes some body and chassis stampings and fuel filler door assemblies.

The Company has accounted for this transaction using the purchase method of accounting and has recorded 100% of the assets, liabilities, revenues, expenses and cash flows of Davis in its consolidated results commencing January 3, 2004. Total consideration for the acquisition of all the outstanding shares of Davis amounted to $47.5 million, consisting of $45.1 million paid in cash (including transaction costs of $0.5 million and $44.6 million that was held in escrow at our December 31, 2003 year end) and the issuance of a five-year, $2.4 million note bearing interest at the rate of prime plus 1% per annum. The Company also assumed $21.6 million of long-term debt (including current portion) and indebtedness and $5.4 million of other long-term obligations. The following is a summary of the effect of this acquisition on the Company's consolidated balance sheet:

(U.S. dollars in millions)	
Non-cash working capital	$ 4.1
Capital assets	25.1
Intangible assets	5.6
Goodwill	40.5
Long-term debt (including current portion) and indebtedness	(21.6)
Long-term employee benefit obligation	(5.4)
Net future tax liabilities	(0.8)
Total consideration	$ 47.5
Comprised of:	
Cash paid from escrow account	$ 44.6
Transaction costs	0.5
Five-year note bearing interest at prime plus 1% per annum	2.4
	$ 47.5

The goodwill recorded on the acquisition is deductible for income tax purposes and included in the above allocation is an estimated future tax asset of approximately $1.1 million resulting from an excess of the tax basis of goodwill over the amount recorded for accounting purposes.

The related allocations for this acquisition at the end of the current period reflect a $1 million reduction to the purchase price during the quarter (with a corresponding reduction to goodwill) pursuant to claims made in accordance with certain provisions of the purchase agreement. In addition, the allocations reflect adjustments as a result of obtaining more information regarding asset valuations, liabilities assumed and revisions of preliminary estimates of fair values made at the date of purchase.

These amounts and the results of Davis are included in the North American Automotive segment of the Company's operations (Note 6).

3. **Reduction In Ownership Interest of Jointly-Controlled Entity**

Pursuant to the agreement that resulted in the increase of the Company's interest in one of its jointly-controlled entities from 45% to 75% in December 2001, the other remaining shareholder retained an option to purchase an additional 25% equity ownership from the Company at any time prior to August 1, 2004 at a formula price. Effective February 7, 2004, this shareholder exercised its option and acquired an additional 25% interest in the jointly-controlled entity for nominal cash consideration.

The impact of this transaction on the Company's consolidated balance sheet was to decrease capital and other assets by $5.5 million, cash and cash equivalents by $1.0 million, future tax and other current assets by $4.3 million, goodwill by $0.2 million and total liabilities and long-term debt by $9.8 million.

As a result of this transaction, the Company recorded a net loss totaling $1.2 million (representing the excess of our carrying value of this 25% equity interest over the consideration received) as part of selling, general and administrative expenses in the Company's first quarter.

In addition, as part of this transaction, $7.7 million of shareholder loans due to the Company from the jointly-controlled entity were sold by the Company to the other shareholder for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

This transaction and the results of this jointly-controlled entity are included in the North American Automotive segment of the Company's operations (Note 6). Effective February 8, 2004, only 50% of the assets, liabilities, revenues, expenses and cash flows of this jointly-controlled entity are included in the Company's consolidated results.

4. **Capital Stock**

(a) Class A Subordinate Voting Shares and Class B Shares

The Company's share structure has remained consistent with that in place as at December 31, 2003. For details concerning the nature of the Company's securities, please refer to Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003 contained in the Company's 2003 Annual Report.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

(U.S. dollars in thousands, except shares)	Class A Subordinate Voting Shares		Class B Shares	
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, December 31, 2003	18,140,429	$ 198,250	14,223,900	$ 1,894
Exercise of incentive stock options	110,900	1,021	-	-
Balance, September 30, 2004	**18,251,329**	**$ 199,271**	**14,223,900**	**$ 1,894**

(b) Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003 contained in the Company's 2003 Annual Report.

The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average exercise price
(Share prices in Canadian dollars)			
Balance, December 31, 2003	1,483,350	$10.50 - $31.74	$24.83
Granted	109,000	$31.55	$31.55
Exercised	(110,900)	$10.50 - $26.00	$12.35
Balance, September 30, 2004	**1,481,450**	**$10.50 - $31.74**	**$26.26**
Exercisable at September 30, 2004	**1,120,450**	**$10.50 - $31.74**	**$25.39**

The Company accounts for all stock-based compensation transactions at fair value. The Company determines the total estimated fair value of each tranche of stock options as at the date of grant and then records compensation expense, on an amortized basis, over the applicable vesting periods of the underlying stock options. As such, at each reporting date, cumulative compensation expense will be recognized for each tranche of stock options to the extent that they are vested.

During the three and nine-month period ended September 30, 2004, the Company recorded $0.2 million and $0.7 million, respectively ($0.4 million in the same periods, respectively, in 2003), of compensation expense as part of selling, general and administrative expenses and recorded a corresponding increase to contributed surplus. Upon exercise of the underlying stock options recorded at fair value, (i.e. those issued on or after August 1, 2002), the Company will record a reduction to contributed surplus and a corresponding increase in the value attributed to the Class A Subordinate Voting Shares issued on the exercise of these stock options.

The balance of contributed surplus related to stock compensation is as follows:

	2004	2003
(U.S. dollars in thousands)		
Opening balance, January 1	$ 572	$ 79
Compensation expense	671	393
Closing balance, September 30	**$ 1,243**	**$ 472**

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the options outstanding at September 30, 2004 were exercised:

	Number of Shares
Class A Subordinate Voting Shares outstanding at September 30, 2004	18,251,329
Class B Shares outstanding at September 30, 2004	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,481,450
	33,956,679

The maximum number of shares reserved to be issued for stock options is 4,000,000 Class A Subordinate Voting Shares, of which 637,500 are reserved and unoptioned as at September 30, 2004.

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's Class A Subordinate Voting Shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact these DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense and records the associated liability in the period they are issued. The values of all DSUs outstanding, and the associated liability, are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's Class A Subordinate Voting Shares.

During the three and nine-month periods ended September 30, 2004, $nil and $0.2 million, respectively, ($0.2 million in the same periods, respectively, ended September 30, 2003) was recorded as compensation expense (including foreign exchange and the revaluation of the DSUs to their fair values at the period end) and no amounts were paid out under this plan. At September 30, 2004, there were 34,041 DSUs (December 31, 2003 – 28,265) having a total value of $0.8 million (December 31, 2003 - $0.6 million) that were issued and outstanding.

(e) Other Employee Share-Based Compensation Plan

In conjunction with the appointment of the Company's former President to the position of Vice Chairman effective May 4, 2004, the Company created a restricted stock account in his name and credited 32,550 notional units of restricted stock (RSUs) to this account as part of the overall compensation arrangement for future employment services to be rendered. Each RSU has a value equivalent to one of the Company's Class A Subordinate Voting Shares. Under this stock-based compensation arrangement, the total cash equivalent value of the RSUs (plus accumulated dividend equivalents) will be paid in cash at a future date upon satisfaction of certain conditions. Because these RSUs will require settlement in the future for cash, the Company initially recognized a liability in the related period that these RSUs were granted and recognizes the related compensation expense over the periods that the employment services are rendered. The value of the associated liability is adjusted at each reporting date to fair value based on the current market price of the

Company's Class A Subordinate Voting Shares. Compensation expense (including foreign exchange and the revaluation of the liability to fair value at the period end) in the three and nine-month periods ended September 30, 2004 totaled $nil and $0.1 million, respectively.

5. **Income Taxes**

During the Company's second quarter ended June 30, 2004, the Company completed a series of recapitalization and refinancing transactions at certain subsidiaries. As a result of these transactions, the Company recognized $4.0 million in the second quarter as the benefit for income tax losses available for carryforward (previously unrecognized) and recorded a corresponding future tax asset in the amount of $4.0 million in its Austrian subsidiary.

During the Company's third quarter, losses were incurred at the Company's U.S. subsidiary that were not tax benefited. In deciding whether it is appropriate to recognize future tax assets based on future projected operating results, it is generally accepted that the length of the forecast horizon should be limited to relatively short periods, for example 2 to 3 years. Our decision to not benefit these losses at this time is due to the presence of negative operating trends (consisting mainly of operating issues at one of the Davis facilities and the escalating impact of steel price increases which is significantly impacting certain divisions of this subsidiary and on which the future pricing trend of this commodity over the next 12 to 18 months is highly speculative) that provides uncertainty as to our ability to generate sufficient future taxable income during a reasonable forecast period.

6. **Segmented Information**

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the audited consolidated financial statements for the year ended December 31, 2003 (as contained in the Company's 2003 Annual Report) and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosures:

Three months ended:

September 30, 2004	**North American Automotive**	**European Automotive**	**Other Automotive**	**Total**
		(U.S. dollars in thousands)		
Total Sales	**$ 259,244**	**$ 65,437**	**$ 8,551**	**$ 333,232**
Intersegment sales	**8,864**	**811**	**31**	**9,706**
Sales to external customers	**$ 250,380**	**$ 64,626**	**$ 8,520**	**$ 323,526**
Depreciation and amortization	**$ 11,779**	**$ 2,606**	**$ 1,127**	**$ 15,512**
Interest, net	**$ 684**	**$ (701)**	**$ 375**	**$ 358**
Income (loss) before income taxes	**$ 15,103**	**$ 6,412**	**$ (1,168)**	**$ 20,347**
Capital assets, net	**$ 254,809**	**$ 74,459**	**$ 35,867**	**$ 365,135**
Capital asset additions	**$ 16,560**	**$ 5,831**	**$ 1,330**	**$ 23,721**
Goodwill	**$ 53,489**	**$ 746**	**$ -**	**$ 54,235**
September 30, 2003				
Total Sales	$ 198,124	$ 54,818	$ 6,871	$ 259,813
Intersegment sales	4,951	519	26	5,496
Sales to external customers	$ 193,173	$ 54,299	$ 6,845	$ 254,317
Depreciation and amortization	$ 9,676	$ 1,981	$ 908	$ 12,565
Interest, net	$ (766)	$ 259	$ 367	$ (140)
Income (loss) before income taxes	$ 21,291	$ 2,042	$ (1,869)	$ 21,464
Capital assets, net	$ 197,426	$ 56,660	$ 33,735	$ 287,821
Capital asset additions	$ 8,147	$ 1,705	$ 828	$ 10,680
Goodwill	$ 13,127	$ 699	$ -	$ 13,826

Nine months ended:

September 30, 2004	**North American Automotive**	**European Automotive**	**Other Automotive**	**Total**
		(U.S. dollars in thousands)		
Total Sales	**$ 819,144**	**$ 206,210**	**$ 26,021**	**$ 1,051,375**
Intersegment sales	**24,008**	**1,760**	**284**	**26,052**
Sales to external customers	**$ 795,136**	**$ 204,450**	**$ 25,737**	**$ 1,025,323**
Depreciation and amortization	**$ 33,928**	**$ 7,770**	**$ 3,349**	**$ 45,047**
Interest, net	**$ 8**	**$ (178)**	**$ 1,373**	**$ 1,203**
Income (loss) before income taxes	**$ 75,327**	**$ 21,229**	**$ (3,445)**	**$ 93,111**
Capital assets, net	**$ 254,809**	**$ 74,459**	**$ 35,867**	**$ 365,135**
Capital asset additions	**$ 56,558**	**$ 15,785**	**$ 5,677**	**$ 78,020**
Goodwill	**$ 53,489**	**$ 746**	**$ -**	**$ 54,235**
September 30, 2003				
Total Sales	$ 622,957	$ 174,537	$ 20,103	$ 817,597
Intersegment sales	14,945	2,003	113	17,061
Sales to external customers	$ 608,012	$ 172,534	$ 19,990	$ 800,536
Depreciation and amortization	$ 28,093	$ 5,859	$ 2,678	$ 36,630
Interest, net	$ (2,027)	$ 866	$ 945	$ (216)
Income (loss) before income taxes	$ 70,528	$ 10,164	$ (3,611)	$ 77,081
Capital assets, net	$ 197,426	$ 56,660	$ 33,735	$ 287,821
Capital asset additions	$ 26,563	$ 8,571	$ 8,722	$ 43,856
Goodwill	$ 13,127	$ 699	$ -	$ 13,826

7. Related Party Transactions

(a) Transactions with Controlling Shareholder

The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, and other companies under Magna's control as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2004	2003	**2004**	2003
(U.S. dollars in thousands)				
Sales *[i]*	$ **2,068**	$ 1,501	$ **6,217**	$ 5,606
Purchases of materials *[i]*	$ **819**	$ 670	$ **2,635**	$ 4,101
Rental of manufacturing facilities *[ii]*	$ **-**	$ 519	$ **-**	$ 1,877
Affiliation fee *[iii]*	$ **2,916**	$ 2,502	$ **9,236**	$ 7,868
Social fee *[iv]*	$ **307**	$ 316	$ **1,399**	$ 1,158
Other specific charges *[v]*	$ **563**	$ 400	$ **1,326**	$ 1,304
Interest, net	$ **4**	$ -	$ **8**	$ 4
Construction management fees *[ii]*	$ **-**	$ -	$ **-**	$ (1,293)

[i] Sales to, and purchases from, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

[ii] On January 31, 2003, the Company completed a sale and leaseback transaction with MI Developments Inc. (MID), then a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma Corporate Campus, which includes the corporate office building and two manufacturing facilities. Under the terms of the purchase and sale agreement, the land and buildings comprising the Corporate Campus (with a carrying value of $23.5 million) were sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting from the sale was initially deferred and is now being amortized on a straight-line basis over the term of the leases.

Under the terms of this transaction, in the prior year, $1.3 million of construction management fees (including carrying charges) previously billed in fiscal 2002 by MID to the Company on account of this project were refunded. In addition, the Company entered into agreements to lease the properties back from MID (at prevailing market rates existing at inception) for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and is required to make lease payments of approximately $2.7 million per year. The Company made rental payments totaling $0.5 million to MID (prior to the August 29, 2003 reorganization) in the two-month period ended August 31, 2003 ($1.9 million in the eight-month period ended August 31, 2003). On August 29, 2003, all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna. As a result of this distribution, MID became directly controlled by the same entity that indirectly controls the Company, such that MID remains a related party to the Company, but is no longer part of the group of companies controlled by Magna.

[iii] The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). Under this agreement, affiliation fees payable to Magna are calculated as 1.0% of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, with 50% inclusion in the year after acquisition and full inclusion in all subsequent years).

[iv] Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. This agreement became effective for a term of

seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter).

[v]   Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna. These services include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Program), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services.

(b) Other Related Party Transactions

[i]   Rental payments to MID in the three and nine-month periods ended September 30, 2004 amounted to $0.9 million and $2.6 million, respectively, and were paid under lease agreements entered into at prevailing market rates. Rental payments to MID for the one-month period ended September 30, 2003 (subsequent to the August 29, 2003 spin-off) totaled $0.3 million.

[ii] During 2003, the Company's Austrian subsidiary transferred certain assets and activities into Magna Systemtechnik AG (MST), an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components. Effective the same date, the Company acquired a minority equity ownership interest in MST and participated in its ongoing activities to the extent of this equity ownership interest. In September 2004, the Company sold this equity ownership to a related company under Magna's control and recorded a gain of $0.9 million as part of selling, general and administrative expenses. During the first six months of 2004, the Company accounted for this investment using the equity method and had recorded $0.5 million in selling, general and administrative expenses as the Company's share of the year-to-date net loss of MST ($0.2 million in the three and nine-month periods ended September 30, 2003, respectively).

(c) Outstanding Balances

The outstanding balances with all related parties resulting from transactions included in the consolidated financial statements at the end of the period are as follows:

	September 30 2004	December 31 2003
(U.S. dollars in thousands)		
Accounts receivable	**$ 1,656**	$ 1,560
Accounts payable and other accrued liabilities	**$ 923**	$ 1,882

8. Foreign Exchange

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

	THREE MONTHS ENDED SEPTEMBER 30		**NINE MONTHS ENDED SEPTEMBER 30**	
	2004	2003	**2004**	2003
(U.S. dollars in thousands)				
Foreign exchange gains	**$ 306**	$ 598	**$ 1,066**	$ 1,310

9. Post-Retirement and Other Long-Term Employee Obligations

In the three and nine-month periods ended September 30, 2004, the Company recorded expenses of $0.2 million and $0.6 million, respectively ($0.1 million and $0.3 million in the respective periods ended September 30, 2003) in relation to the Company's post-retirement medical benefit plan and other long-term employment service obligations.

10. Comparative Consolidated Financial Statements

The Company has retroactively restated the comparative consolidated financial statements for the change in accounting policy for stock-based compensation as described in Note 1.

Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

11. Subsequent Event

As announced on October 25, 2004, the Company's board of directors received a proposal from Magna to acquire all the outstanding Class A Subordinate Voting Shares of the Company not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules governing going-private transactions of this nature. In addition to court approval, the transaction would require approval by the Company's shareholders, including by way of a majority of the votes cast by holders other than Magna, its affiliates and other insiders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004   November 1, 2004

Tesma International Inc. ("Tesma") designs, engineers, tests and manufactures technologically-advanced powertrain (engine and transmission) and fuel components, modules and systems for the global automotive industry. We employ approximately 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the three and nine-month periods ended September 30, 2004 and 2003 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the year ended December 31, 2003 and management's discussion and analysis in our 2003 Annual Report. All amounts in this MD&A are in United States dollars (U.S. dollars) unless otherwise indicated.

PRIVATIZATION PROPOSAL

As previously announced on October 25, 2004, our Board of Directors received a proposal from Magna International Inc. (Magna) to acquire all the outstanding Tesma Class A Subordinate Voting Shares not owned by Magna. If approved, the transaction would privatize Tesma back as a wholly-owned operating group of Magna.

OVERVIEW

Profitability levels in our third quarter decreased largely as a result of a continued escalation in steel prices which are dramatically increasing our manufacturing costs and affecting all suppliers. While the higher prices are directly affecting our material costs at facilities not on steel buying programs, the impacts have become even more far reaching during the third quarter as the longevity of the high prices continues to ripple through more areas of the economy. A significant portion of our steel which was contracted under long-term supply agreements are now subject to significant surcharges as smaller resellers cannot absorb price increases charged by the mills. Additionally, smaller parts suppliers are having trouble securing steel and absorbing higher costs which is causing both delay and quality issues which can then lead to higher costs for freight, quality control and purchased components as we strive to meet our customer requirements for quality and delivery. We have approached certain customers regarding this industry issue but have yet to see any meaningful assistance. Instead, we continue to experience customer pressure for pricing concessions.

In the North American market, the trend of vehicle production declines and deteriorating market share of our traditional North American customers continued through the third quarter. This was especially true at General Motors (GM), our largest customer, where production decreased further from a weak period in the prior year, especially on a number of higher-volume North American engine programs that have significant Tesma content. Overall volumes in North America remain consistent with the prior year so the declines at the traditional North American original equipment manufacturers (OEMs) translate into market share gains and production increases at the New Domestic OEMs. In Europe, our positive momentum through the early part of this year continued, especially at our European die-casting operations which continue to benefit from significant operating improvements and efficiencies achieved over the past year. In addition, we launched the first water pump program from our new Italian facility for Fiat's 1.3L engine. This program will be followed by launches expected later this year for other Fiat engines.

Our results also reflect the acquisition of Davis Industries, Inc. (Davis). These operations, consisting of three operating facilities, added approximately $33 million of sales in the quarter ($101 million year-to-date) and increased our North American content per vehicle by over $7 (over $7 year-to-date). Despite these increased sales, the Davis operations negatively impacted our bottom line in the third quarter and nine months year-to-date as these facilities are not party to any steel resale programs with our OEM customers and continue to be hit the hardest by steel price increases and surcharges. In fact, we estimate that the Davis facilities represent approximately 40% of the increased cost burden associated with the rising steel prices. In addition, significant operating issues and numerous launches of "non-core" products at one division are leading to significantly higher manufacturing costs. Additional details regarding the impact of the Davis operations on our third quarter results are provided in the relevant sections of this MD&A below.

Our third quarter included some significant business awards, especially from a strategic standpoint as they covered a number of geographic regions. We have been awarded a number of programs for GM in China, including a front cover with oil pump, thermostat housing, flexplate and cam covers for the L850 engine to be produced in the Chinese market and an oil pump for the GF6 transmission to be installed in vehicles for the Chinese and Korean markets. These awards exemplify our approach of establishing an "incubator plant" in China to plan, develop and launch numerous programs from each of our primary technology groups. Other awards during the quarter include an oil pump to be supplied to GM for their global V8 engine program, oil pumps and drive plate assemblies for the Hyundai Motor Corporation, additional business to supply water pumps for Fiat for their 1.4L engine out of our Italian operations, and a water pump and thermostat housing to be supplied to Jaguar for their AJ41 V8 engine program.

Our financial resources remain strong. Cash levels, net of bank indebtedness, exceed $137 million, and our total debt to total capitalization decreased to a conservative 10%. With this strong foundation which we expect to continue to build, we are well positioned to continue our growth and ultimately deliver increased shareholder value.

OUTLOOK

For the full year ending December 31, 2004, we have reduced our estimate of production volumes in North America to approximately 15.9 million units, about equal with production in 2003. In Europe, we expect production of approximately 16.2 million units, 1% lower than full year volumes experienced last year. Based on these forecasts, the inclusion of the Davis operations, our anticipated tooling and other automotive sales, our projected content per vehicle levels and the impact of foreign exchange at the current rates in effect, we continue to expect overall sales growth of approximately 25% for the year ending December 31, 2004.

ACCOUNTING CHANGES

Stock-based compensation

In 2003, we adopted new rules issued by the Canadian Institute of Chartered Accountants (CICA) under Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which require that stock-based compensation transactions be accounted for at fair value. We adopted these new rules earlier than required by the standard and applied them on a retroactive basis to stock-based awards granted on or after August 1, 2002, the date that we were initially required to adopt CICA 3870. As a result, the comparative nine-month period ended September 30, 2003 has been restated and reflects a cumulative adjustment to increase the opening balance of contributed surplus by $0.1 million and decrease the opening balance of retained earnings by $0.1 million. In the current quarter ended September 30, 2004, we recorded compensation expense of $0.1 million ($0.7 million year-to-date) as part of selling, general and administrative (S,G&A) expenses, while a year ago, the expense recorded was $0.4 million in both the three and nine-month periods ended September 30, 2003.

Asset Retirement Obligations

Effective January 1, 2004, the CICA issued Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110). CICA 3110 requires that we estimate and recognize the fair value (discounted to present value) of any liabilities for future asset retirements, where applicable, and record the associated cost over the period of use. For us, this primarily represents the obligation, at the end of each lease term, to restore leased premises back to their condition at the inception of the lease. At lease inception, the present value of this obligation is determined and recognized as a long-term liability with a corresponding amount recognized as an additional capital asset. The amount recognized as a capital asset is amortized and the liability amount is accreted over the period from lease inception to the time we expect to vacate the premises, such that both depreciation and interest expense are recorded as charges against earnings. We adopted these rules effective January 1, 2004 and the resulting impact to the interim consolidated financial statements was not significant.

Hedging Relationships

On January 1, 2004, amended guidance under the CICA Accounting Guideline 13 "Hedging Relationships" (AcG-13) became effective. AcG-13 establishes certain conditions and documentation requirements that must exist at the inception of a hedge in order to apply hedge accounting. On January 1, 2004, our treasury management system complied with the documentation requirements of AcG-13 and, as such, we continue to apply hedge accounting, when applicable, in our consolidated financial statements.

DISCUSSION OF THE RESULTS

Foreign Currency Exchange Rates

As a majority of our operations have functional currencies other than the U.S. dollar, our reported results can be significantly affected by movements in the exchange rates of the Canadian dollar, euro, Swiss franc and Korean won, all relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will primarily depend on, and vary directly with, the size of the fluctuations, relative to the U.S. dollar, of the underlying functional currencies in our Canadian, European and South Korean-based operations. The acquisition of Davis, which is based in the United States, reduces the relative impact of currency fluctuations on our reported results, but only to a limited extent.

The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative quarter were as follows:

Average rates for the period	Q3 2004	Q3 2003	%△	YTD 2004	YTD 2003	%△
Canadian dollar	**0.7663**	0.7245	+6%	**0.7532**	0.7012	+7%
Euro	**1.2227**	1.1244	+9%	**1.2255**	1.1121	+10%
Korean won	**0.000869**	0.000851	+2%	**0.000861**	0.000837	+3%

The exchange rates in effect at the end of the current quarter, our previous quarter, at our December 31, 2003 year-end and at the quarter ended a year ago were as follows:

Rates at the end of the period	Sep 2004	Jun 2004	Dec 2003	%△ Dec	Sep 2003	%△ Sep
Canadian dollar	**0.7918**	0.7546	0.7752	+2%	0.7382	+7%
Euro	**1.2401**	1.2310	1.2591	-2%	1.1483	+8%
Korean won	**0.000870**	0.000866	0.000836	+4%	0.000869	-

Vehicle Production Volumes

North American vehicle production volumes for the third quarter experienced a 1% decline from the prior year and were approximately 3.6 million units. For the first three quarters, North American vehicle production volumes decreased only slightly and remained substantially unchanged at 11.9 million units. Among the North American automakers however, the situation varies significantly. The "Big Three" automakers all experienced production declines over the prior year ranging from 2% to 6% (compared to a weak period in the prior year where production declines ranged from 5% to 16% over 2002 production levels) with GM, North America's largest automaker and our largest customer, declining by 5%. Our sales to GM actually declined at levels exceeding GM's vehicle production decline as we believe engine production levels of their two highest Tesma content engines, the L850 and GEN IV, experienced declines approximating 17% and 7%, respectively, with only some volume transferring to other engines that have Tesma content. Contrary to the "Big Three", other North American OEMs (including the New Domestic manufacturers), led by strong growth at Nissan and Toyota, continued their trend of increasing production (and market share) with growth of 9% in the quarter versus a year ago and 8% growth during the first nine months.

European vehicle production levels increased 2% in both the quarter and nine-month period, to 3.7 million and 12.5 million units, respectively. Our largest European customers, including the Volkswagen Group (VW), DaimlerChrysler, and Fiat, all experienced strong growth ranging from 5% to 12%.

Sales

Our consolidated sales in the quarter increased 27% to $323.5 million from $254.3 million in the same quarter last year. Sales for the nine-month period totaled $1,025.3 million, an increase of 28% from $800.5 million for the same period in 2003. Of this increase, approximately $16 million ($66 million year-to-date), or 23% (29% year-to-date) of the overall growth, can be attributed to higher translated sales primarily due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar, $33 million ($101 million year-to-date) is attributable to the acquisition of Davis and the balance is largely attributable to organic growth. All of these factors contributed to a 30% increase in our North American content per vehicle in the quarter to $56 from $43 in the same period last year, and by 31%, to $55 for the first nine months compared to $42 in the first nine months of 2003. Our European content increased 6% to €19 in the quarter and for the first nine months, increased 4% to approximately €17.

North American Operations

Our North American operations consist of 18 manufacturing facilities (13 in Canada and 5 in the U.S.) employing 4,400 employees. These operations reported sales of $259.2 million for the quarter, up 31% from $198.1 million in the same quarter a year ago and for the nine-month period, increased 31% to $819.1 million. Of this growth, $32.5 million, representing over $7 in North American content ($100.8 million in sales and over $7 in content year-to-date) was generated by Davis and approximately $11 million ($46 million year-to-date), representing over $3 in North American content ($4 year-to-date) was a result of the stronger Canadian dollar relative to the U.S. dollar. The remaining increase in the quarter of approximately $17 million ($49 million year-to-date) represents true native currency organic growth of approximately 9% (8% year-to-date) and was realized despite our reduced ownership level in STT Technologies (STT) since February 2004 (see separate discussion later in this MD&A). This "true" growth in sales and content per vehicle was fueled by new program launches and volume increases, the most notable of which are as follows:

- year-over-year volume increases on the integrated front cover for GM's High Feature V6 engine (initially launched at low volumes in the first quarter of 2003) which is primarily installed in various Cadillac models;
- the launch of crankshaft seals for GM's 3.8L engine and oil pans for their Line 4 engine;
- increased volumes of tensioner assemblies supplied to Ford on various truck programs and to VW;
- increased year-over-year volumes of balance shaft assemblies for GM's Line 4 and Line 5 engine programs reflecting the launch of GM's new midsize pickups late in 2003;
- initial shipments of die-cast and machined transmission components and assemblies to GM for various light vehicle transmissions which was "takeover" business;
- increased volumes on the oil pump for Ford's 5R110 transmission that is now mated with a gas engine in addition to the existing diesel engine;
- new launches and volume increases in Tesma Fuel Technologies including: filler pipe assemblies for DCX for their Durango, Sebring, Stratus and Chrysler 300 vehicles, filler pipes for the Saturn VUE and stainless steel fuel tank assemblies for DCX's JR platform; and,
- higher volumes of the rotating clutch for the Allison LCT transmission.

Our continued success in capturing new business has allowed us to achieve organic growth despite continuing declines in "Big Three" market share (more specifically, lower production levels for the "high Tesma content" GM engines) and continued pricing pressures from our major customers.

Although North American production volumes decreased slightly during the quarter, the acquisition of Davis improved our relative level of business with non-traditional customers and thus our sales and content growth were somewhat insulated from the declines experienced at our largest customers. Sales from our North American operations increased to 78% of our consolidated sales for both the quarter and nine-month periods ended September 30, 2004 compared to 76% in both periods a year ago, as expected given that the majority of Davis' customers are located in North America.

European Operations

Our 6 European operations, located in Germany, Austria, and Italy, employ 1,100 employees. During the quarter, sales from our European operations increased by 19% to $65.4 million from $54.8 million a year ago with a stronger euro accounting for approximately $5 million of this sales growth. For the first nine months, sales increased to $206.2 million from $174.5 million, an increase of 18% of which over half was derived from the stronger euro. The remaining increase in sales in the quarter of $5 million ($13 million increase year-to-date) was fueled by growth in our European content per vehicle (as mentioned above) and exports, primarily as a result of the following:

- the fuel filler pipe assembly for Ford's high volume, global C1 (Focus) platform (initially launched in the third quarter of 2003) which includes volumes exported to Mazda in Japan;
- higher sales of service and aftermarket products;
- stronger sales of tensioners and brackets to European customers; and,
- initial shipments of water pumps (previously delayed) to Fiat from one of our Italian entities.

These increases more than offset declines in stainless steel fuel tank volumes from our Austrian subsidiary specifically, volumes of the P2X program (Volvo) which decreased dramatically and volumes for the PQ34 (Beetle) tank decreased as there is a hiatus in production until 2005.

Sales from our European operations represented 20% of our consolidated sales in the quarter and nine-month period ended September 30, 2004, compared to 21% in the comparable periods last year. This relative decline compared with North America reflects the acquisition of the Davis facilities.

Other Automotive Sales

Our Other Automotive segment consists of two manufacturing facilities in South Korea, one in China and a small assembly facility in Brazil, employing approximately 200 people. Sales for the quarter were up 24% to $8.6 million from $6.9 million a year ago, representing 2% of our consolidated sales (3% in the prior year). The increase in the quarter is primarily the result of increased exports to North America, including water pumps supplied to DaimlerChrysler for their 5.7L engine (initially launched in the second half of 2003) which is new, offered on additional vehicle applications including the Dodge Magnum and water pumps supplied to GM for their Premium V8 engine. In addition, the increase reflects higher volumes for the RXC transmission oil pump, our first production contract with Hyundai Motor Company and increased exports into Europe including the launch of water pumps and oil pumps to Ford for their Lion V6 engine. For the first nine months, sales were up 29% to $26.0 million from $20.1 million a year ago and represent 2% of our consolidated sales (3% of consolidated sales in the same period a year ago).

Tooling and other sales for the third quarter (which are included in the above segmented sales totals) increased by $5.1 million to $21.3 million compared to $16.2 million in the same quarter a year ago. Foreign currency translation accounted for only a small portion (approximately $0.5 million) of the change and the Davis facilities contributed $4.4 million. For the first nine months, tooling and other sales increased to $60.2 million compared to $38.0 million year ago. The increased tooling sales during the year occurred primarily in our North American operations with the Davis group accounting for $9 million, currency translation adding approximately $3 million and tooling revenues associated with future launches for programs such as GM's 3.9L engine, ZF's continuously variable transmissions and Ford's 6-speed transmission.

Our focus on satisfying the needs and demands of our customers is translating into continued growth in all of our major markets. In North America, the Davis acquisition, foreign exchange translation and the continued launch of new product spurred growth in sales to our North American customers by 30% to $219.4 million for the quarter from $169.0 million a year ago (representing 68% of our consolidated sales for the quarter, up from 66% in the quarter a year ago) and by 34% to $709.2 million for the first nine months compared to $531.1 million in the same period last year (representing 69% of our consolidated sales for the first nine months, up from 66% last year).

Sales to our European-based customers grew in the quarter by 19% to $89.6 million compared to $75.3 million in the same period a year ago (representing 28% and 30% of consolidated sales, respectively). This growth was driven by the stronger euro relative to the U.S. dollar, higher exports of tensioners, balance shaft assemblies and some Davis flexplates and transmission shells to Europe, shipments of the Ford C1 filler pipe assemblies (initially launched in June 2003), initial shipments of water pumps from one of our Italian facilities, increased exports into Europe from our Korean subsidiary and higher demand for service parts. For the first nine months sales to European customers increased 15% to $274.5 million from $238.5 million in the same period last year (representing 27% and 30% of our consolidated sales, respectively).

For the quarter, sales to Australasian customers increased by 25% to $9.3 million compared to $7.5 million a year ago (3% of consolidated sales for both periods) due primarily to new launches for Hyundai in Korea, increased exports of fuel products (particularly the Ford C1 program) from our European operations into Japan and China, offset partially by lower sales to Mazda in Japan as older programs balanced out. Year-to-date sales to these customers increased $6.5 million to $27.7 million, (representing 3% of consolidated sales in both periods). Sales to customers in the South American market increased to $5.2 million from $2.5 million (2% of consolidated sales) during the quarter, due primarily to higher exports from our Canadian and European operations, and a slight increase from our Brazilian subsidiary. Year-to-date, our sales to these customers increased $4.1 million to $13.9 million.

Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, accounted for 69% of our consolidated sales during the quarter and nine month period, respectively (73% and 75% for the respective periods in the prior year). The improved diversification is, in a large part, attributable to the addition of Davis, which improves our sales to non-traditional "New Domestic" OEMs, in particular Nissan and Honda.   Our sales to the global operations of GM, our largest customer group, declined to 36% of our consolidated sales in the three month period ended September 30, 2004 and 37% in the nine-month period, versus 42% in the same periods a year ago. This trend is largely attributable to a different mix of customers in the three Davis facilities and to the lower production levels at GM. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the quarter this year or last year, modules and systems supplied for the GM GEN III/IV and L850 engine programs accounted for approximately 14% of our consolidated sales in the quarter (16% of our year-to-date consolidated sales) compared to 16% in the same quarter last year (19% of our year-to-date consolidated sales last year) with the decrease reflecting reduced production volumes for these engine programs and the impact of Davis' customer mix.

Gross Margin

Gross margin percentage for the third quarter decreased to 18.2% from 20.9% in the comparable period a year ago, and on a year-to-year basis decreased to 20.9% from 21.4%.

The most significant factor leading to the decrease in our gross margin in the quarter was the significant increase in the price of steel during the third quarter which was experienced by all suppliers and our inability to pass these costs through to our customers. A large portion of our steel purchase requirements are covered under steel supply agreements with certain customers and suppliers. However our suppliers have now introduced significant surcharges to our contracted steel prices and a portion of our steel buy, especially relating to programs produced in the Davis facilities acquired earlier this year, are not or are no longer covered by any steel supply contract. As a result, a significant portion of our steel purchases were exposed to market pricing which we estimate negatively impacted our margins by approximately 2.5% during the quarter (an increase from the 1.2% negative impact we estimated in our second quarter).

Other negative factors impacting our margins in the quarter were continued pricing concessions for our major North American customers, the impact of reduced capacity utilization in facilities supplying for GM's L850 and GEN III/IV engine programs, significant operating issues and excess costs at one of the Davis facilities in the midst of numerous launches of "non-core" fuel door programs for various customers, higher repair costs incurred on planned maintenance conducted during summer shutdown periods and premium freight costs incurred due to supply issues of raw materials and subcomponents from several suppliers (who are also struggling with higher steel prices) which required us to expedite shipments both in and out of our facilities in order to meet customer production requirements.

Our gross margins were significantly affected by the above negative factors; however, offsetting these negatives to a certain degree were favourable impacts which included:
- a lower realized exchange rate versus a year ago on U.S. dollar-denominated materials purchased by certain Canadian divisions which positively impacted our year-over-year margins in the quarter (fueled by the continued year-over-year strengthening of the Canadian dollar versus the U.S. dollar); and
- significant improvements over the prior year at our European die-casting facility and higher sales, improved capacity utilization and other operating efficiencies achieved at other divisions.

For the first nine months of the year, the aforementioned increases in steel prices have reduced our gross margins by an estimated 1.3%. The year-to-date impact reflects the gradual rise of these costs which started in the latter part of our first quarter, increased to higher degrees in the second quarter and then further increased in our third quarter. Other factors impacting our margin for the first nine months of the year include year-to-date vehicle production declines at our largest North American customers and the operating issues and resulting costs at the Davis facility referred to above partially offset by, higher SR&ED investment tax credits recorded in 2004 (including approximately $2 million recognized in our second quarter for 2003 claims that were completed in accordance with recently-issued amendments to the rules governing claimable expenses) and operating improvements at our North American and European die-casting and machining operations.

Selling, General and Administrative Expenses

S,G&A expenses for the quarter, as a percentage of sales, decreased to 6.1% from 6.5% for the same period a year ago. Absolute costs for the quarter and nine months year-to-date increased to $19.6 million and $64.6 million, respectively (6.1% and 6.3% of sales, respectively), from $16.5 million (6.5% of sales) and $49.1 million (6.1% of sales) in the same periods, respectively, last year. The increase in the quarter was due to the inclusion of the Davis operations which added $2.2 million ($6.8 million year-to-date), higher translated amounts resulting from a stronger Canadian dollar and euro which added approximately $1 million (over $4 million year-to-date) and increased employee headcounts in our Technology Groups and at various divisions in support of higher growth and sales activities. Partially offsetting these increases in the quarter was a gain of $0.9 million recorded on the sale of our investment in Magna Systemtechnik AG to a related company under the control of Magna (see Note 7(b)[ii] of the unaudited interim consolidated financial statements).

On a year-to-date basis, additional factors contributing to the increase in S,G&A costs include the $1.2 million loss recorded on the sale of a portion of our ownership interest in STT in the first quarter, higher marketing and travel-related costs associated with managing our increasing global presence, higher stock-based compensation expenses recorded in accordance with new accounting rules adopted in 2003 and increased incentive based compensation on higher year-to-date pretax levels.

S,G&A costs include specific charges from Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna International Inc. (Magna), which are negotiated annually and are based on the level of benefits and services provided to us by ServiceCo and include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Plan), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, S,G&A costs included $0.6 million ($1.3 million year-to-date) paid to ServiceCo for specific charges compared to $0.4 million ($1.3 million year-to-date) in the same period a year ago.

Depreciation and Amortization

Depreciation and amortization charges for the quarter were $15.5 million compared to $12.6 million in the comparable period in the prior year and for the first nine months of the year, were $45.0 million compared to $36.6 million in the same period last year. The increased depreciation in the quarter consists of $1.2 million of depreciation on assets in the Davis operations ($3.7 million year-to-date), approximately $1 million (close to $3 million year-to-date) of increases due to foreign currency translation on a stronger Canadian dollar and euro, $0.4 million ($0.8 million year-to-date) of accelerated depreciation recorded on assets dedicated to the production of water pumps for the truck volume applications of the GM GEN IV engine program which is now expected to "balance out" sooner than originally expected in December 2005 (as discussed in our second quarter MD&A) and increases associated with our continuing investment in capital assets for new program launches.

Interest, net

Net interest expense for the quarter was $0.4 million compared to $0.1 million of interest income for the same period last year. The increased interest expense is due to the remaining indebtedness and long-term debt assumed and the $2.4 million note payable issued on the Davis acquisition, combined with interest income foregone on the $45.0 million of cash consideration and transaction costs paid for Davis. Similarly, on a year-to-date basis, interest expense was $1.2 million compared to interest income of $0.2 million in the same period a year ago. We continued to lower our bank indebtedness and long-term debt levels in the quarter with payments totaling $23.4 million which is in addition to the $18.6 million of payments we made in the second quarter. The reduced levels of indebtedness and long-term debt will lead to lower interest charges in future quarters as the interest rates we were paying on these facilities exceeded returns we could have otherwise yielded by investing the cash in short-term investments. We continue to invest the remainder of our cash balances ($168.6 million at September 30, 2004) in short-term interest-bearing investments which offsets a significant portion of our interest expense.

Affiliation and Social Fees

Affiliation and social fees paid to Magna increased to $3.2 million in the quarter from $2.8 million in the same period last year, and on a year-to-date basis, increased to $10.6 million, from $9.0 million in 2003. These fees are comprised of the following:

- Under our affiliation agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay an affiliation fee calculated as 1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, and marketing and technological initiatives. Primarily resulting from our increased consolidated net sales (excluding sales from Davis which are exempt from the calculation in 2004), we paid $2.9 million in affiliation fees in the quarter and $9.2 million year-to-date compared to $2.5 million and $7.9 million in the same periods, respectively, last year.
- Under our social fee agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay Magna a social fee of 1.5% of pre-tax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies (including us). We paid $0.3 million in social fees in the quarter and $1.4 million year-to-date compared to $0.3 million and $1.2 million, respectively, in the same periods of the prior year.

Income Before Income Taxes

Income before income taxes decreased 5% to $20.3 million for the quarter from $21.5 million in the same period a year ago. The decrease in the quarter reflects higher S,G&A costs, increased depreciation charges, higher interest expense and an increase in affiliation and social fees which more than offset the $5.8 million improvement in our gross margin. However, for the nine month period our income before income taxes increased by 21% to $93.1 million from $77.1 million.

North American Operations
At our North American operations, income before income taxes for the quarter was down $6.2 million, or 29%, to $15.1 million. The reduction to our overall gross margins caused by the unprecedented increase in steel prices (estimated at 2.5% for the quarter and 1.3% for the first nine months as discussed earlier) was substantially incurred within our North American facilities. This is especially true for the newly-acquired Davis facilities which are not party to any customer steel buying programs. We estimate Davis accounts for approximately 40% of the increased cost burden we have absorbed since the beginning of the year. Additional factors contributing to our reduced profitability for this segment include increased price concessions demanded from our customers, significant operating issues and cost increases at one of the Davis facilities in the midst of numerous "non-core" program launches and continued declines in production volumes at our largest North American customers as the trend of market share gains in the "New Domestic" manufacturers continues. Foreign currency translation due to a stronger Canadian dollar offset some of the above impacts by contributing an increase of approximately $1 million (over $5 million year-to-date). On a year-to-date basis, income before income taxes at our North American operations increased 7% to $75.3 million from $70.5 million primarily on the strength of our first quarter which was only moderately impacted by steel price increases.

European Operations

Results for our European operations improved significantly as income before income taxes grew to $6.4 million for the quarter compared to $2.0 million a year ago. The improved profitability in the quarter reflects strong results posted by one of our German subsidiaries on higher year-over-year sales and our Austrian subsidiary where improved results during the quarter (see Note 7(b)[ii] of the unaudited interim consolidated financial statements) were driven by volume increases on key programs (in particular the stainless steel filler pipe for Ford's C1 (Focus) program) and a $0.9 million gain was recognized on the disposal of its investment in MST. In addition, a large part of the year-over-year improvement was achieved by Eralmetall where operating improvements and other positive changes led to a significant reduction in the operating losses incurred during the quarter. These positive factors were partially offset by increased costs associated with the start up of production at our Italian subsidiary which were higher than anticipated due to delays in program launches. For the first nine months of the year, modest operating profits compared to significant losses in the prior year at Eralmetall and foreign currency translation increases from a stronger euro of approximately $2 million (nominal increases for the quarter) combined with the other factors discussed above contributed to the increase in our income before income taxes in our European operations, by over 100% to $21.2 million from $10.2 million in the same period last year.

Other Automotive Operations
Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $1.2 million in the third quarter, compared to a $1.9 million loss a year ago. Year-to-date, the loss before income taxes decreased to $3.4 million versus $3.6 million last year. The reduced losses are a result of higher sales from new programs that have somewhat offset the higher engineering, design and other upfront product development and support costs that we continue to carry at our Korean facilities (in preparation for a significant amount of new business that launches over the next few years) and increased costs associated with the development of the infrastructure for our operations in China.

Provision for Income Taxes

Our effective income tax rate for the quarter was 39.3% up significantly from the 25.9% in the same period a year ago and, on a year-to-date basis, was 32.1% compared to 30.7% for the same period last year. The rate in the current quarter primarily reflects losses at our U.S. subsidiary which were not tax benefited. In deciding whether it is appropriate to recognize future tax assets based on future projected operating results, it is generally accepted that the length of the forecast horizon should be limited to relatively short periods, for example 2 to 3 years. Our decision not to benefit these losses is due to the presence of negative operating trends (consisting of operating issues at one of the Davis facilities and the significant negative impact of steel price increases on all five of our U.S. facilities that provides uncertainty as to our ability to generate sufficient future taxable income during a reasonable forecast period. Offsetting these unbenefitted losses was the gain of $0.9 million recorded in our Austrian subsidiary on the disposal of its investment in MST which is not taxable. The net effect of these items was to increase our effective income tax rate for the quarter by approximately 6%. In the third quarter a year ago, our effective tax rate was reduced by approximately 10% due to the recognition of the tax benefits associated with income tax losses and other future tax deductible amounts (previously unrecognized) at STT.

For the nine months, our effective rate reflects $4.0 million of future tax benefits on available loss carryforward amounts recognized at our Austrian facility (as detailed in our second quarter MD&A) which more than offsets the higher rate for our third quarter (as discussed above), higher rates at most of our Canadian operations due to the Ontario corporate tax rate increase effective January 1, 2004, the $1.2 million loss recorded in our first quarter on the sale of a 25% ownership interest in STT which was not deductible for tax purposes and non-deductible stock-based compensation expenses. The lower effective rate in the prior year is due primarily to the aforementioned tax benefits recognized at STT.

Net Income

The combination of the $1.2 million decline in income before income taxes and the 13.4% increase in our effective tax rate this quarter compared to the same period a year ago caused, our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter to decrease 23% to $12.3 million from $15.9 million in the prior year. On a year-to-date basis, our net income grew by 18% to $63.2 million from $53.5 million in the corresponding period a year ago.

Earnings per Share

For the quarter, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share (EPS) both decreased 22% to $0.38 from $0.49 a year ago. The higher effective tax in the third quarter this year (as a result of losses not benefited net of a non-taxable gain on disposal of investment discussed above) negatively impacted our earnings per share by approximately $0.03 while the tax losses benefited in the prior year favourably impacted our earnings per share last year by approximately $0.06.

For the first nine months of the year, basic and diluted EPS increased to $1.95 and $1.93, respectively, from $1.65 and $1.64, respectively, last year.

The average number of basic and diluted shares outstanding in the quarter increased to 32.5 million and 32.7 million, respectively, (from 32.3 million and 32.6 million, respectively, a year ago) due to the exercise of stock options over the past twelve months and a higher average trading price for our Class A Subordinate Voting Shares which results in more options becoming dilutive. Similarly for the nine months, the average number of basic and diluted shares outstanding in the quarter increased to 32.4 million and 32.7 million, respectively, (from 32.3 million and 32.5 million, respectively, a year ago).

FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

Our cash balances at September 30, 2004, net of bank indebtedness, were $137.9 million compared to $144.3 million at June 30, 2004 and $122.5 million at December 31, 2003. The $6.4 million decrease in net cash balances in the quarter was due to continuing investments in capital and other assets, reductions to indebtedness levels, dividend payments and repayments of long-term debt offset by, cash generated by operating activities and increases primarily resulting from the strengthening of the Canadian dollar (the currency in which a majority of our net cash balances are held) since the end of the previous quarter.

Operating Activities

Cash provided from operations in the quarter, before the effect of changes in non-cash working capital, increased 13% to $34.3 million from $30.4 million in the same period last year. The increase was driven by an increase in non-cash items consisting mainly of increased depreciation charges and future tax provisions which offset the $3.6 million reduction in our net income. For the first nine months, our cash generated from operations increased 27% to $126.1 million from $99.1 million due to the $9.8 million increase in our net income combined with higher non-cash depreciation and income tax charges.

Cash invested in non-cash working capital during the quarter totaled $18.2 million compared to $6.8 million invested in non-cash working capital in the same period last year. The increased investment in working capital in the current quarter is due primarily to significant tax payments made during the quarter in association with income at one of our jointly-controlled entities and increased working capital invested in the Davis operations in the nine months since our acquisition.

As a result, cash provided from operating activities in the quarter decreased to $16.0 million from $23.6 million in the prior year and for the nine-month period, cash generated by operations almost doubled to $114.1 million, from $68.1 million a year ago.

Investing Activities

Cash spent on investing activities in the third quarter was $23.4 million compared to $10.2 million in the same period last year and consists primarily of spending on capital asset additions in both periods. The capital spending consisted of machinery and equipment and certain facility expansions to support new business and upcoming launches. Cash spent on investing activities in the first nine months of this year totaled $78.6 million compared to $16.7 million in the same period last year. This increase reflects $34.2 million of additional capital spending on facility upgrades and machinery and equipment for upcoming program launches (many of which are expected to launch in 2005) including: front covers, water pumps and oil pan assemblies for GM's 3.9L High Value V6 engine program; takeover production of die-cast and machined components and assemblies for various GM transmissions; stainless steel fuel tank assemblies for DaimlerChrysler in Europe; front cover assemblies for Hyundai's Lambda V6 engine program; and stamped transmission parts and assemblies for GM's X13-16R transmissions and Ford's upcoming 6-speed transmission. In addition, our net spending in the prior year reflects $25.0 million of proceeds from the sale of our corporate campus property to MI Developments Inc. (MID) in January 2003 (see Note 7(a)[ii] of the accompanying unaudited interim consolidated financial statements).

Capital assets purchased for our North American operations accounted for 70% and 72% of the total capital spending in the three and nine-month periods ended September 30, 2004, respectively (compared to 76% and

61%, respectively, for the same periods last year), and our European operations accounted for 24% and 21% of our consolidated capital spending, respectively, in these same periods (versus 16% and 19% of our total spending in the same periods last year). Capital spending at our Asian and other operations accounted for 6% of our total third quarter spending (7% year-to-date) compared to 8% (20% year-to-date) in the same period last year.

Financing Activities

Cash used by financing activities totaled $27.9 million and $32.9 million for the three and nine-month periods, respectively, compared to $2.6 million and $11.5 million, respectively, in the same periods a year ago. The increase in cash used during the current quarter reflects a $21.6 million reduction in our bank indebtedness levels due to payments made against outstanding indebtedness at our Korean subsidiary after we completed a recapitalization of this subsidiary and lower levels of outstanding cheques in our Canadian operations. On a year-to-date basis, additional payments were made in our second quarter to pay down operating lines of credit at certain foreign subsidiaries as part of the implementation of a recapitalization plan (as fully described in our second quarter MD&A).

Repayments of long-term debt totaled $1.8 million in the quarter compared to $1.2 million in the same period last year and for the first nine months, totaled $10.6 million compared to $1.8 million in the same period a year ago. The significant increase in our year-to-date debt repayments reflects early repayment and cancellation of certain "higher interest rate" long-term debt facilities assumed on the acquisition of Davis (as part of the recapitalization plan implemented during the second quarter referred to above).

Proceeds from the issuance of additional debt were $nil million and $0.5 million during the quarter and the first nine months of the year, respectively, compared to $3.3 million and $6.8 million, respectively, in the same periods last year. In the third quarter last year, $3.3 million ($6.7 million year-to-date) was obtained under government sponsored "low interest" loan programs by our Austrian subsidiary to fund capital equipment for new program launches.

Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax profits on a rolling three-year basis. During the quarter, dividends totaling $4.5 million (Cdn $0.18 per share) were paid compared to $3.8 million (Cdn $0.16 per share) in the same period a year ago. The additional dividends paid in the current quarter reflects the increase in our quarterly dividend rate from Cdn $0.16 per share to Cdn $0.18 per share as approved by our Board of Directors in May 2004. For the nine months year-to-date, we paid $12.8 million in dividends, a decrease from the $13.3 million paid in the same period last year despite the increase in the quarterly dividend rate. The dividends paid in the prior year were higher due to the change in our fiscal year end to December 31 in 2002 which required us to pay dividends on account of five months during the first quarter of 2003, compared to dividends paid on account of the usual three months in our first quarter of 2004.

As initially reported during the first quarter, the transaction in which our ownership interest in STT was reduced from 75% to 50% (see more detailed discussion later in this MD&A) also involved the sale of $7.7 million of our shareholder loans to STT to our joint venture partner for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

During the quarter, no stock options were exercised, however during the first six months of the year, 110,900 options to purchase Class A Subordinate Voting Shares were exercised and shares were issued for total proceeds of $1.0 million. In the quarter and nine months year-to-date of the prior year, we received $0.2 million and $0.4 million, respectively, on the issuance of Class A Subordinate Voting Shares on the exercise of incentive stock options.

Financing Resources

At September 30, 2004, we had cash and cash equivalents on hand (net of bank indebtedness) of $137.9 million. In addition to our cash resources, we had unused and available credit facilities (excluding those available for foreign exchange purposes) of approximately $80.9 million. Of our total long-term debt of $72.4 million (see Contractual Obligations section below), approximately 88% is not due until May 2006 or later.

Our total debt to capitalization ratio at September 30, 2004 was 10%, down from our previous quarter's 11% but unchanged from December 31, 2003. A large portion of the long-term-debt assumed and note payable issued as part of the consideration paid on the Davis acquisition in the first quarter was subsequently paid down or reduced such that the ratio has returned to our December 31, 2003 level.

Shareholders' Equity

Shareholders' equity increased to $606.9 million from $581.9 million at the prior quarter and $549.3 million at December 31, 2003.

The increase in shareholders' equity in the quarter is due primarily to net income generated in excess of amounts distributed to shareholders in the form of dividends, and a $17.1 million increase in the currency translation adjustment account. The currency translation adjustment account represents the unrealized change in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Asian and South American operating and/or reporting entities which collectively account for the majority of our total equity. The increase in the currency translation adjustment account in the quarter occurred primarily as a result of a strengthening of the Canadian dollar and euro against the U.S. dollar since June 30, 2004.

As mentioned earlier, 110,900 Class A Subordinate Voting Shares (none during the third quarter) were issued upon the exercise of stock options during the first nine months of the year for proceeds of $1.0 million.

Under new rules adopted for stock-based compensation (see Accounting Changes), contributed surplus is now recorded as the offset when compensation expense is recognized on stock options recorded at fair value. The increase in the balance during the quarter and nine months year-to-date reflects $0.1 million and $0.7 million of stock-based compensation expense recorded in these periods, respectively, on all options granted on or after August 1, 2002 (the date at which the Company was first required to adopt CICA 3870). As the underlying options recorded at fair value are subsequently exercised, the accumulating balance in contributed surplus will be transferred systematically to Class A Subordinate Voting Shares and considered additional proceeds received on these option exercises.

The increase in our shareholders' equity has resulted in increases to our book value per Class A Subordinate Voting Share or Class B Share on a diluted basis by 4%, to $18.67 per share (Cdn $23.58), from $17.90 per share (Cdn $23.72) at June 30, 2004 and $16.92 per share (Cdn $21.83) at December 31, 2003.

Outstanding Share Information

Our share structure remained consistent with that in place as at December 31, 2003. For details concerning the nature of our securities, refer to Note 12 "Capital Stock" of the notes to our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report.

As of September 30, 2004, the following of our securities and options to purchase securities were issued and outstanding:

Class A Subordinate Voting Shares	18,251,329
Class B Shares	14,223,900
Stock options to purchase Class A Subordinate Voting Shares	1,481,450

FOREIGN CURRENCY ACTIVITIES

We operate globally, which gives rise to a risk that our earnings, cash flows and shareholders' equity may be adversely affected by fluctuations in relative foreign exchange rates. More specifically, we have operations in Canada, the United States, Germany, Austria, Italy, Switzerland, South Korea, Brazil and China, with each division or subsidiary operating in the functional currency of the country or region in which it is located. As a result, we have seven principal functional currencies in which we currently conduct business (in the order of relative current prominence): the Canadian dollar, the euro, the U.S. dollar, the Korean won, the Swiss franc, the Brazilian real and the Chinese renmibis.

Where possible, we negotiate sales contracts and purchase materials, equipment and labour in the functional currency of the country or region in which a particular operation is located, however, in some instances, we may negotiate and agree to transact in a different currency at the request of certain customers and/or suppliers.

When we are able to transact in the functional currency of the country or region of operation, the foreign currency cash flows for the payment of labour and purchase of materials and capital equipment denominated in foreign currencies can be naturally hedged when contracts to deliver certain products are also denominated in these same foreign currencies. When we are not able to have these "natural hedges", we manage the remaining exposure through our foreign currency cash flow hedging program in which we utilize foreign exchange forward contracts to manage foreign exchange risk from our underlying customer contracts. In particular, foreign exchange forward contracts are used for the sole purpose of hedging a significant portion of our projected foreign currency inflows and outflows, consisting primarily of U.S. dollar, euro and Korean won denominated contractual commitments of our Canadian-based operations (to deliver products to customers, or buy products from suppliers, in addition to the other anticipated transactions expected to be settled in foreign currencies). We do not enter into foreign exchange contracts for speculative purposes.

We have established formal documentation of the relationships between the specific hedging instruments entered into under the hedging program and the underlying cash inflows and outflows expected to result from specific firm commitments or forecasted transactions. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We formally assess and monitor, both at the inception of the hedge instrument and on an ongoing basis, whether the derivatives used for hedging purposes are effective in offsetting changes in the fair values or cash flows of the hedged items. As long as the derivative remains effective, gains and losses on the derivative contracts are accounted for as a component of the related hedged transaction. If the derivative contracts are determined at any point in time to be ineffective as hedges, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of the projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

During the quarter ended September 30, 2004, we entered into numerous foreign exchange forward contracts and as a result, our outstanding portfolio of foreign exchange contracts differs significantly from the contracts outstanding at December 31, 2003 as contained in Note 14(a) of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report. Details regarding the amount and timing of our contracts outstanding at September 30, 2004 are provided below in the Contractual Obligations and Off-Balance Sheet Financing section of this MD&A.

ACQUISITION OF DAVIS INDUSTRIES, INC.

As reported in the first quarter, we completed the acquisition of Davis on January 2, 2004. The total consideration for the acquisition of all the outstanding shares of Davis amounted to approximately $47.5 million which is $1.0 million lower than the total consideration reported at the previous quarter as a reduction to the purchase price was made (with a corresponding reduction to goodwill) pursuant to claims made against certain representations contained in provisions of the purchase agreement. The total consideration consists of $44.6 million paid in cash which was held in escrow at our December 2003 year end, $0.5 million in transaction costs and a $2.4 million note bearing interest at the rate of prime plus 1% per annum (reduced by $1.0 million as discussed above). Refer to Note 2 of the accompanying unaudited interim consolidated financial statements for the initial effect of this acquisition on our consolidated balance sheet. We also assumed $21.6 million of long-term debt (including current portion) and indebtedness and $5.4 million of other long-term obligations.

REDUCTION OF OWNERSHIP INTEREST IN JOINTLY-CONTROLLED ENTITY

As previously reported, effective February 7, 2004, our partner in STT, one of our jointly-controlled entities, exercised its option and repurchased an additional 25% equity ownership from us for nominal cash consideration. As a result of this transaction, we recorded a net loss of $1.2 million (representing the excess of our carrying value for this 25% equity interest over the consideration received) as part of S,G&A expenses in the first quarter. This transaction negatively affected our first quarter and year-to-date diluted earnings per share by approximately $0.04.

As a consequence of this transaction, our ownership in STT was reduced to 50% and, commencing February 8, 2004, we have proportionately consolidated the assets, liabilities, revenues, expenses and cash flows of STT at our reduced ownership percentage. In addition, as part of the transaction, $7.7 million of shareholder loans owed to us by STT were sold by us to our partner for $7.7 million in cash, thereby matching each shareholder's proportion of total loans to their equity interest.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note 22 of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report sets out the material differences between Canadian and United States GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We make estimates based on historical experience and various other assumptions that we believe are reasonable in the circumstances, the results of which form the basis for our judgments about the carrying value of assets and liabilities. On a continuous basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.

Refer to our annual MD&A contained in our 2003 Annual Report for a full description of our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report.

RELATED PARTY TRANSACTIONS

We have completed transactions with Magna, our controlling shareholder, and other related parties as disclosed in Note 7 of the accompanying unaudited interim consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

At September 30, 2004, we had contractual obligations for which we have recognized liabilities on our consolidated balance sheet that require annual payments as follows:

(U.S. dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt and capital lease obligations	$ 4,849	$ 58,764	$ 7,468	$ 1,270	$ 72,351
Long-term license arrangement	79	158	158	158	553
Purchase obligations [i]	-	-	-	-	-
Total contractual obligations	**$ 4,928**	**$ 58,922**	**$ 7,626**	**$ 1,428**	**$ 72,904**

[i] We had no unconditional purchase obligations other than those related to inventory, services, tooling, royalty arrangements based on future sales and fixed assets in the ordinary course of business.

In addition to the above, our obligations with respect to employee future benefit plans as at September 30, 2004, are as follows:

(U.S. dollars in thousands)	
Post-retirement medical benefits obligations	$ 7,158
Termination and long service arrangements	5,945
	$ 13,103

We also have off-balance sheet financing or other contractual arrangements which include: operating lease contracts, foreign exchange forward contracts, a contract to purchase hydroelectricity supply and certain government assistance arrangements with contingent repayment terms. At September 30, 2004, these commitments or arrangements require annual payments as follows:

(U.S. dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases with MI Developments Inc. (MID) [i]	$ 6,785	$ 7,545	$ 4,677	$ 20,802	$ 39,809
Operating leases with third parties [i]	7,878	5,922	3,267	3,824	20,891
Electricity swap contracts [ii]	1,078	-	-	-	1,078
Foreign exchange instruments [iii]					
Government assistance arrangements [iv]					
Total off-balance sheet arrangements	**$ 15,741**	**$ 13,467**	**$ 7,944**	**$ 24,626**	**$ 61,778**

[i] A number of our facilities are subject to operating leases with MID or with third parties. Upon adoption of CICA 3110, we have estimated the present value of obligations to restore leased premises at the end of the respective lease terms back to their condition at the inception of the lease. At September 30, 2004, we have accrued an asset retirement obligation of $1.9 million (including interest accreted to the end of the period). In addition, we have third party operating lease commitments for various manufacturing and office related equipment. These leases are generally of shorter duration.

[ii] As set out in Note 21[b] of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report, in May 2002, we entered into a three-year contract (expiring May 2005) to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. Liabilities for hydroelectricity supply are recorded as the underlying power is supplied to, and used by, our Canadian divisions that are covered under the supply agreement. At September 30, 2004, the remaining commitment under this supply agreement was approximately $1.1 million.

[iii] As discussed earlier in this MD&A, we utilize foreign-exchange forward contracts for the sole purpose of hedging a portion of the projected foreign currency inflows and outflows that are expected to occur throughout the expected duration of underlying production programs. In accordance with Canadian GAAP, presuming the underlying hedge contracts are effective in offsetting actual foreign currency outflows to the extent intended, we utilize rates in the forward contracts that are maturing during any period (to the extent that the transactions are hedged) to determine the appropriate rates at which foreign currency transactions in the period are recorded. In these instances, no adjustment is recorded through income at each balance sheet date to record the mark-to-market fair value amount that would be required to unwind the contracts outstanding at that date.

During the third quarter, we entered into numerous foreign exchange forward contracts. The outstanding forward contracts as at September 30, 2004 which mature over the next five years as follows:

			For Canadian dollars		
	Buy (Sell) U.S. dollars amount	Weighted average rate	Buy (Sell) Euros amount	Weighted average rate	
(Amounts in millions, except rates)					
2004	U.S. $ (5.9)	1.58	€ (11.7)	1.62	
2004	13.4	1.48	1.7	1.38	
2005	(15.5)	1.59	(43.2)	1.62	
2005	53.0	1.33	5.4	1.40	
2006	(13.8)	1.60	(39.2)	1.65	
2006	30.0	1.32	2.4	1.42	
2007	(8.4)	1.60	(32.8)	1.66	
2007	30.3	1.29	-	-	
2008	-	-	(29.2)	1.67	
2008	14.5	1.30	-	-	
2009	-	-	(10.0)	1.70	
	U.S. $ 97.6		€ (156.6)		

[iv] We periodically receive funding under various government assistance and other incentive programs in the various jurisdictions in which we operate. In some specific instances, some of the funding amounts that we have received may become repayable if certain requirements are not maintained or, in certain circumstances, if the underlying R&D projects reach commercial success and begin to generate revenues. At September 30, 2004, we have approximately $0.6 million of funding that we have received that may be subject to such conditions or requirements. At September 30, 2004, no conditions currently exist that would require any repayments of these amounts we have received to date as funding.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

We are required to disclose the following selected annual information for the three most recently-completed fiscal years:

(U.S. dollars in millions, except per share figures)	Year ended December 31 2003	Five-month period ended December 31 2002	Year ended July 31 2002
Income Statement Data			
Sales	$ 1,098.6	$ 399.4	$ 855.2
Net income	$ 74.1	$ 20.6	$ 53.6
Earnings per Class A Subordinate Voting Share or Class B Share			
Basic	$ 2.29	$ 0.64	$ 1.82
Diluted	$ 2.28	$ 0.63	$ 1.80
Cash dividends paid per Class A Subordinate Voting Share or Class B Share	$ 0.75	$ 0.16	$ 0.64
Financial Position Data			
Working capital	$ 261.4	$ 180.5	$ 160.3
Total assets	$ 839.0	$ 656.8	$ 604.8
Net cash:			
Cash and cash equivalents	$ 163.3	$ 135.1	$ 111.3
Bank indebtedness	$ 40.9	$ 46.1	$ 18.9
Long-term debt (including current portion)	$ 66.8	$ 49.4	$ 50.1
Net cash	$ 55.7	$ 39.6	$ 42.3

In December 2002, we changed our year end to December 31 and as such, the comparative period at December 31, 2002 is for the five-month period then ended. Net income and earnings per share in this five-month period ended December 31, 2002 were negatively affected by an $8.5 million impairment loss ($0.26 per share on a diluted basis) recorded on the long-lived asset group at our German die-casting operations in December 2002. In the year ended December 31, 2003, our profitability levels improved versus the prior periods in our North American and European Automotive segments driven by strong sales, content growth associated with new launches and a significant strengthening of the Canadian dollar and euro versus the U.S. dollar. Profitability levels in our Other Automotive segment in 2003 decreased due to higher engineering, design and other upfront product development and support costs for a significant amount of business to be launched in the future.

We are also required to disclose the following selected quarterly information for the eight most recently-completed quarters:

(U.S. dollars in millions, except per share and share figures)	For the three-month period ended			
	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Sales	$ 323,526	$ 340,382	$ 361,415	$ 298,055
Net income [i]	$ 12,343	$ 26,214	$ 24,664	$ 20,659
Earnings per Class A Subordinate Voting Share or Class B Share				
Basic [i]	$ 0.38	$ 0.81	$ 0.76	$ 0.64
Diluted [i]	$ 0.38	$ 0.80	$ 0.76	$ 0.64
Average number of shares outstanding on a diluted basis (in millions)	32.7	32.7	32.7	32.6

(U.S. dollars in millions, except per share and share figures)	For the three-month period ended			
	September 30 2003	June 30 2003	March 31 2003	December 31 2002
Sales	$ 254,317	$ 278,846	$ 267,373	$ 247,842
Net income [i]	$ 15,908	$ 21,247	$ 16,298	$ 9,730
Earnings per Class A Subordinate Voting Share or Class B Share				
Basic [i]	$ 0.49	$ 0.66	$ 0.50	$ 0.30
Diluted [i]	$ 0.49	$ 0.66	$ 0.50	$ 0.30
Average number of shares outstanding on a diluted basis (in millions)	32.6	32.5	32.5	32.5

[i]   All 2003 figures presented have been restated to reflect the retroactive adoption of new rules for stock-based compensation (see Note 1 of the accompanying unaudited interim consolidated financial statements).

Year-over-year sales for each of the comparable quarters presented above reflect significant growth caused by foreign currency translation due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar. The majority of the remaining growth in sales and earnings over the prior year was driven by increased content per vehicle levels achieved in our major markets despite vehicle production volume declines at our largest North American customers. In the most recent quarter ended September 30, 2004, the Company was negatively impacted by steel price increases and surcharges which lowered profitability on a year-over-year basis. Net income and earnings per share in the three-month period ended December 31, 2002 were negatively affected by an $8.5 million impairment loss ($0.26 per share on a diluted basis) recorded on the long-lived asset group at our German die-casting operations in December 2002.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of applicable securities legislation, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect", "intend" and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent, continued use, availability and pricing of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.

For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.